UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(L) OR 13(E)(L)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ELMER'S RESTAURANTS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                 BRUCE N. DAVIS
                               LINDA ELLIS-BOLTON
                                  KAREN BROOKS
                               RICHARD P. BUCKLEY
                                THOMAS C. CONNOR
                                 DAVID D. CONNOR
                             FRANKLIN HOLDINGS, LLC
                                CORYDON H. JENSEN
                                 DOUGLAS A. LEE
                                   DAVID MANN
                               SHEILA J. SCHWARTZ
                                 GERALD A. SCOTT
                               WILLIAM W. SERVICE
                                DENNIS M. WALDRON
                                  GARY N. WEEKS
                                   GREG WENDT
                               RICHARD C. WILLIAMS
                                DANIEL G. WOOLLEY
                                DONALD W. WOOLLEY
                           DONNA P. WOOLLEY, TOGETHER
     ON BEHALF OF ERI ACQUISITION CORP., AN ENTITY TO BE FORMED, AS OFFEROR

(NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
PERSON))

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                     289393
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           JEFFREY C. WOLFSTONE, ESQ.
                            GREGORY L. ANDERSON, ESQ.
                         LANE POWELL SPEARS LUBERSKY LLP
                        601 SW SECOND AVENUE, SUITE 2100
                             PORTLAND, OREGON 97204
                                 (503) 778-2100

           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
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                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation*                                      Amount of filing fee
    Not Applicable                                             Not Applicable
--------------------------------------------------------------------------------
*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   --------------------------------
                  Form or Registration No.: --------------------------------
                  Filing Party: Date Filed: --------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [X] third-party tender offer subject to Rule 14d-l.
                  [ ] issuer tender offer subject to Rule 13e-4.
                  [X] going-private transaction subject to Rule 13e-3.
                  [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement on Schedule TO is filed by the Filing Persons above. Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by the Filing Persons above.

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Elmer's Restaurants, Inc. Neither the Filing Persons nor their affiliate to be formed have commenced the tender offer that is referred to in this communication. At such time, if ever, as the tender offer is commenced, the Filing Persons or their affiliate will file with the Securities and Exchange Commission a Schedule TO and related exhibits (including an offer to purchase, a letter of transmittal and other related documents). Shareholders of Elmer's Restaurants, Inc. are strongly encouraged to read the Schedule TO and related exhibits when they become available because they will contain important information about the tender offer and merger. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all shareholders of Elmer's Restaurants, Inc.

Item 12.          Exhibits.

Exhibit 99.1   Proposal Letter to Elmer's Restaurants, Inc. dated August 5,
               2004.
Exhibit 99.2 Text of Press Release issued by Elmer's Restaurants, Inc. on August 6, 2004.

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.                DESCRIPTION

Exhibit 99.1   Proposal Letter to Elmer's Restaurants, Inc. dated August 5,
               2004.
Exhibit 99.2 Text of Press Release issued by Elmer's Restaurants, Inc. on August 6, 2004.